SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to
Commission file number 1-32630
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fidelity National Financial Group 401(k) Profit Sharing Plan.
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204
REQUIRED INFORMATION
     Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.
EXHIBIT 23, Consent of Independent Registered Public Accounting Firm

i

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 25, 2010
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Cash and cash equivalents	$2,151,268	$2,417,231
Common/collective trust funds	310,738,997	267,251,529
Corporate bond fund	33,075,021	19,757,679
Mutual funds	357,625,800	262,424,790
Common stock	37,784,019	47,548,595
Employer common stock	76,899,609	107,472,132

Total investments	818,274,714	706,871,956

Participant loans	27,868,092	25,589,186
Receivables:
Participant contributions	1,923,394	1,267,821
Due from broker for securities sold	3,413,011	1,256,953
Accrued dividends	205,511	752,737
Accrued interest	133,910	1,156

Total receivables	5,675,826	3,278,667

Total assets	851,818,632	735,739,809

Liabilities:
Refund of excess contributions	—	2,365
Due to broker for securities purchased	2,449,990	949,475

Total liabilities	2,449,990	951,840

Net assets available for benefits before adjustment	849,368,642	734,787,969
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(446,995)	11,871,727

Net assets available for benefits	$848,921,647	$746,659,696

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Investment (loss) income:
Net appreciation (depreciation) in investments	$81,456,751	$(155,746,265)
Interest	4,517,314	4,325,894
Dividends	10,406,828	11,721,451

Investment (loss) income, net	96,380,893	(139,698,920)

Contributions, including rollover contributions:
Participant	102,289,487	59,851,144

Total contributions	102,289,487	59,851,144
Transfer in of net assets from merged plans	5,147,817	2,511,243

	203,818,197	(77,336,533)

Deductions from net assets attributed to:
Benefits paid to participants	101,171,564	133,174,826
Administrative expenses	384,682	428,383

Total deductions	101,556,246	133,603,209

Net increase (decrease)	102,261,951	(210,939,742)
Net assets available for benefits:
Beginning of year	746,659,696	957,599,438

End of year	$848,921,647	$746,659,696

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF or the Company) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC. In addition, the Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. That portion of the Plan is designed to invest primarily in shares of FNF common stock.
(b) Administration
During 2009 and 2008, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan’s operations.
(c) Plan Amendments
Effective January 1, 2008, the Plan Committee amended the Plan document to require each eligible employee of the Company to contribute a minimum of 3% of pre-tax compensation to the Plan unless an affirmative contrary election is made by the employee.
Effective January 1, 2008, the Plan Committee elected to amend the section of the Plan document governing matching contributions to allow matching contributions solely at the discretion of the Company, provided that any discretionary matching contribution is applied as a uniform percentage. Prior to January 1, 2008, the Company made matching contributions equal to 50% of a participant’s deferral up to 6% of eligible compensation. As of January 1, 2008, matching contributions by the Company have been discontinued (see footnote 1(e)).
(d) Plan Mergers
Following approval by the board of directors of the Company, the Capital Abstract and Title Company 401(k) Profit Sharing Plan (the Capital Abstract and Title Plan) was merged into the Plan effective November 3, 2009, and the Grundy Pioneer Title Company Inc. 401(k) Plan (the Grundy Plan) and ATM Corporation of America 401(k) Profit Sharing Plan and Trust (the ATM Plan) defined contribution employee benefit plans, were merged into the Plan effective November 1, 2008 and September 29, 2008, respectively. The accompanying statements of changes in net assets available for benefits reflect cash transfers in of $1,241,555 from the Capital Abstract and Title Plan in 2009 and $13,897 from the Grundy Plan and $2,401,020 from the ATM Plan in 2008. In addition, participant loans totaling $3,906,262 and $96,326 were transferred to the Plan in 2009 and 2008, respectively.

(e) Contributions
During 2009 and 2008, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2009 and 2008, the Plan offered four common /collective trust funds, one corporate bond fund, and eight mutual funds, and one common stock fund which invests solely in Company stock as investment options for participants. During 2009 and 2008, there were no matching contributions made by the Company. At the option of the Company’s board of directors, matching contributions may be resumed in the future and discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2009 and 2008. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(f) Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(g) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34
2 years	67
3 years or more	100
From 2007 to 2009, in response to the declining title insurance market, the Company reduced its number of employees. As a result, it was determined in 2008 that the Plan had experienced a partial termination under Treasury Regulations Section 1.411(d)(2), and all employees who were terminated involuntarily as a result of job elimination or reduction in force beginning January 1, 2007, became 100% vested in their Plan accounts regardless of their years of service. For such participants who were terminated during 2009 and 2008, $22,697 and $83,172, respectively, in employer match amounts and the earnings thereon were restored to their accounts and immediately vested.
(h) Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 4.25% to 10.50% on loans outstanding as of December 31, 2009 and 2008. Principal and interest is paid ratably through payroll deductions.
(i) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 591/2, a participant may receive all or part of the value of the participant’s vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant’s vested interest in his or her account will be distributed in a lump sum to the participant’s beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the Plan document.
(j) Forfeited Accounts
At December 31, 2009 and 2008, forfeited nonvested accounts totaled $274,715 and $300,813, respectively. Forfeitures may be allocated to current participants’ accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future Company contributions. During 2009 and 2008, forfeitures of $555,508 and $393,213, respectively, were allocated to participants’ accounts.
(k) Administrative Expenses
Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.
(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
(b) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.
(d) Concentration of Investments
Previously, the Plan covered all eligible employees of another company also called Fidelity National Financial, Inc. (Old FNF). The Company and Fidelity National Information Services, Inc. (FIS) were each majority-owned subsidiaries of Old FNF and each company’s eligible employees were covered under the Plan. In 2006, Old FNF distributed its ownership interest in the Company to its shareholders and merged with FIS. This resulted in a distribution of FIS common stock to Plan participants who held shares of Old FNF and the transfer of account balances relating to employees of FIS to Fidelity National Information Services 401(k) Profit Sharing Plan. In 2008, FIS completed the spin-off of Lender Processing Services, Inc. (LPS) by distributing all of its shares of LPS to FIS shareholders through a stock dividend. As a result, Plan participants who held FIS shares at the time of the spin-off received shares of LPS. After 2009, the Plan will no longer allow participant accounts to hold shares of FIS and LPS. Accordingly, after 2009, any such investments held in participant accounts were sold and the proceeds were invested in the Oakmark Equity and Income Fund, which may then be directed by the participant.
Included in the Plan’s net assets available for benefits at December 31, 2009 are investments in the Company’s common stock (5,714,578 shares) amounting to $76,899,609, or approximately 9.1% of net assets, in FIS common stock (919,037 shares) amounting to $20,432,854, or approximately 2.4% of net assets, and in LPS common stock (453,535 shares) amounting to $17,351,165, or approximately 2.0% of net assets.
Included in the Plan’s net assets available for benefits at December 31, 2008 are investments in the Company’s common stock (6,036,523 shares) amounting to $107,472,132, or approximately 14% of net assets, in FIS common stock (1,540,469 shares)

amounting to $25,063,436, or approximately 3% of net assets, and in LPS common stock (763,503 shares) amounting to $22,485,159, or approximately 3% of net assets.
(e) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and the corporate bond fund are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest. The common stock of FNF, FIS, and LPS are valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N4 (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. As a result, the Plan reports its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Certain events limit the ability of the FNF Plan to transact at contract value with the issuer. Such events include the following: (1) the FNF Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with FNF Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the FNF Plan that could have a material adverse effect on the Stable Return Fund’s cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the FNF Plan’s ability to transact at contract value with participants is not probable.
(f) Participant Loans
Participant loans are recorded at amortized cost.
(g) Payment of Benefits
Benefits are recorded when paid.
(h) Recent Accounting Pronouncements
In June 2009, the FASB changed the hierarchy of U.S. generally accepted accounting principles (“GAAP”) such that the newly released FASB Accounting Standards Codification (“Codification”) will replace other sources of authoritative GAAP with the exception of rules and interpretive releases of the Securities and Exchange Commission, which will continue to be authoritative. The new codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and is not intended to significantly change GAAP. We have adopted the new hierarchy and references to old GAAP authoritative literature have been removed or translated into the new codification references.
In May 2009, the FASB issued ASC 855, “Subsequent Events”, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. We have identified no subsequent events that have occurred subsequent to period end December 31, 2009. Subsequent were evaluated through the date which the financial statements were available to be issued.
In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalents)”. This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values (NAV) or an equivalent measure to estimate fair value. ASU 2009-12 is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this new guidance did not have an impact on the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits. The Plan does not have any investments with unfunded commitments.
(3) Fair value measurements
In September 2006, the FASB issued a standard on fair value measurements which defined fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements by establishing a fair value hierarchy based on the quality of inputs used to measure fair value. The standard on fair value does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. In accordance with the requirements of the standard on fair value measurements, we adopted the standard for financial assets and financial liabilities that are re-measured for fair value on a recurring basis as of January 1, 2008.
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan’s financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, respectively:

	December 31, 2009
	Level 1	Level 2	Total
Cash and cash equivalents	$2,151,268	$—	$2,151,268
Common/collective trust funds	—	310,738,997	310,738,997
Mutual funds	357,625,800	—	357,625,800
Corporate bond fund	33,075,021	—	33,075,021
Common stocks	114,683,628	—	114,683,628

Total	$507,535,717	$310,738,997	$818,274,714

	December 31, 2008
	Level 1	Level 2	Total
Cash and cash equivalents	$2,417,231	$—	$2,417,231
Common/collective trust funds	—	267,251,529	267,251,529
Mutual funds	262,424,790	—	262,424,790
Corporate bond fund	19,757,679	—	19,757,679
Common stocks	155,020,727	—	155,020,727

Total	$439,620,427	$267,251,529	$706,871,956

The Plan’s level 1 and level 2 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See footnote 2(e) for a description of the fair value measures used for each type of investment.
(4) Investments
The following presents the Plan’s investments, at fair value, as of December 31, 2009 and 2008 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2009	2008
Wells Fargo Stable Return Fund	$223,944,535	$212,044,636
Oakmark Equity and Income Fund	123,733,174	92,295,669
ABN Amro Growth Fund	83,249,513	63,817,908
Fidelity National Financial, Inc. Common Stock	76,899,609	107,472,132
Wells Fargo S&P 500 Index Fund	51,740,982	35,267,781
Artio International Equity Class I	42,288,463	—
All other investments less than 5%	216,418,438	195,973,830

Total	$818,274,714	$706,871,956

As stated in note 2(e) above, the plan is invested in four common collective trust funds all of which are manage by Wells Fargo Bank, N.A. The Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2009 and 2008 was $223,944,535 and $212,044,636, respectively. The contract value of the fund as of December 31, 2009 and 2008, which is a component of net assets available for benefits, totaled $223,497,540 and $223,916,363, respectively. During 2009 and 2008, this fund yielded approximately 3.40% and 5.29%, respectively. The primary investments strategy of the fund is to preserve the principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor’s 500 Index. The S&P Midcap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. The International Equity Fund is a collective investment fund with a primary investment strategy of long-term capital appreciation by investing principally in equity securities of companies based primarily in developed foreign countries and also in emerging markets.
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$25,844,978	$(25,941,837)
Corporate bond fund	530,198	68,250
Mutual funds	63,023,441	(130,710,790)
Common stock	16,925,739	(18,642,033)
Employer common stock	(24,867,605)	19,480,145

Net appreciation (depreciation) in fair value of investments	$81,456,751	$(155,746,265)

Dividends on Fidelity National Financial, Inc. (FNF) common stock totaled $3,346,812 and $6,662,929 in 2009 and 2008, respectively. Dividends on Fidelity National Information Services, Inc. (FIS) common stock totaled $251,601 and $337,421 in 2009 and 2008, respectively. Dividends on Lender Processing Services, Inc. (LPS) common stock totaled $252,264 and $156,173 in 2009 and 2008.

(5) Nonparticipant-Directed Investments
At December 31, 2009 and 2008, the Plan held $450,881 and $467,395, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end. Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2009	2008
Beginning balance	$467,395	$288,354
Interest	1,874	10,178
Dividends	775,567	870,870
Administrative expenses	(163,686)	(240,253)
Transfers to participant-directed investments	(630,269)	(461,754)

Ending Balance	$450,881	$467,395

(6) Transactions with Parties-in-Interest
Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in notes 2(e) and 4, Plan investments also include shares of the common stock of the Company and shares of the common stock of FIS and LPS, also parties-in-interest.
(7) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions as applicable.
(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan’s policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.
(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the 2009 Form 5500 expected to be filed and the 2008 Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$848,921,647	$746,659,696
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	446,995	(11,871,727)

Net assets available for benefits per the expected Form 5500	$849,368,642	$734,787,969

The following is a reconciliation of investment (loss) income per the financial statements to the Form 5500 expected to be filed for the year ended December 31, 2009 and the Form 5500 for December 31, 2008:

	2009	2008
Total investment (loss) income per the financial statements	$96,380,893	$(139,698,920)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,871,727	679,578
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	446,995	(11,871,727)

Total investment (loss) income per the expected Form 5500	$108,699,615	$(150,891,069)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issuer, borrower,	Description of
lessor, or similar party	investment	Shares/units	Cost	Current value
	Cash and cash equivalents
* Wells Fargo	Wells Fargo Short-term Investment Fund	1,700,387	$(1)	$1,700,387
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	450,881	450,881	450,881
	Common/collective trust funds:
* Wells Fargo	Wells Fargo S&P 500 Index Fund	1,000,019	(1)	51,740,982
* Wells Fargo	Wells Fargo Stable Return Fund	5,017,446	(1)	223,944,535
* Wells Fargo	Wells Fargo S&P Midcap Fund	1,231,621	(1)	19,250,228
* Wells Fargo	Well Fargo International Equity Fund	1,266,286	(1)	15,803,252
	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	3,085,357	(1)	33,075,021
	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	3,046,086	(1)	83,249,513
Baron	Baron Small Cap Fund	1,250,371	(1)	24,082,129
Artio International	Artio International Equity Class I	1,497,474	(1)	42,288,463
Oakmark Equity and Income	Oakmark Equity and Income Fund	4,844,687	(1)	123,733,174
Robertson Stephens	Robertson Stephens Value Fund Class A	612,141	(1)	12,640,696
The Dreyfus Corporation	Dreyfus Small Cap Index Fund	553,999	(1)	8,812,502
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	2,919,943	(1)	36,245,152
Van Kampen Investments	Van Kampen Comstock Fund	1,925,665	(1)	26,574,171
	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	5,714,578	(1)	76,899,609
* Fidelity National Information Services, Inc.	Fidelity National Information Services, Inc.	919,037	(1)	20,432,854
* Lender Processing Services, Inc.	Lender Processing Services, Inc.	453,535		17,351,165
* Participant loans	Participant loans, various maturities, interest rates 4.25% – 10.50%, balances collateralized by participant account, a total of 5,926 loans are outstanding			27,868,092

				$846,142,806

*	Party in interest.

(1)	Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan
Date: June 25, 2010	/s/ Karen Harper
Karen Harper
Trustee

EXHIBIT INDEX

Exhibit No.
23	Consent of KPMG, LLP